July 12, 2017

Mr. Carlos Pacho,

Senior Assist. Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:

American Resources Corporation (f/k/a NGFC Equities, Inc.)

Form 10-K for Fiscal Year Ended September 30, 2016

Form 8-K/A- Filed May 15, 2017

Form 8-K- Filed June 2, 2017

File No. 000-55456

Dear Mr. Pacho:

We have received and reviewed your comment letter of June 20, 2017.  We appreciate the time and thought you have put into looking at our information.  Below our responses are as follows:

Form 10-K for Fiscal Year Ended September 30, 2016

1.  We note that you have not fully complied with the XBRL interactive data and tagging requirements in the Form 10-K as proscribed by Item 60l(b)(101) of Regulation S-K.  In future filings please provide the required detail tagging in compliance with 17 CFR 232.405(d)(4)(i). Refer to Release No. 33-9002.

Response:  We acknowledge this comment and will make certain that our future filings will provide the detailed tagging as noted above.

Form 8-K/A, filed May 15, 2017

Item 5.03

2.  It appears Quest Energy, Inc., the accounting acquirer in the reverse acquisition, reports on a fiscal year basis that differs from the September 30 fiscal year ends utilized by American Resources Corporation (f/k/a NGFC Equities).  Tell us of and disclose under Item 5.03 of Form 8-K any intended change to the registrant's fiscal year to be made in conjunction with the reverse acquisition.

Response:  Currently the difference between year ends between the two entities is 3 months.  This

AMERICAN RESOURCES CORPORATION   •   www.AmericanResourcesCorp.comP.O. BOX 606   •   FISHERS, IN   •   46038INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK

span is allowed under accounting guidance to be consolidated without further period reporting.  The business reasons for changing the year end is currently being evaluated and will be included in the to be filed amended 8-K as needed.

3.  We note that you have not filed your Form 10-Q for the three months ended March 31, 2017.  Please file the appropriate periodic reports as required under the Exchange Act. There should be no lapse in your filed periodic reports.

Response:  We are in the process of completing the 2016 Quest Energy, Inc. audit which needs to be included in the Form 10-Q for the three months ended March 31, 2017.  Upon completion of the 2016 Quest Energy Inc. audit, the 10-Q will be filed.

Financial Statements: Quest Energy, Inc.

4.  Please revise to include updated, audited historical financial statements and pro forma financial information for Quest Energy, Inc., as required by Rules 8-04, 8-05 and 8-08 of Regulation S-X.

Response:  We are in the process of completing our 2016 audit for Quest Energy, Inc. and will provide the required financial statements upon completion.

Basis of Presentation and Consolidation, page 10

5.  We note a published report indicating that “Quest Energy, Inc. was formerly known as Quest Energy Corporation”, which was founded in 2002.  We further note that two of your wholly owned subsidiaries pre-existed the formation of Quest Energy Inc. in June 2015.  In this regard, tell us why financial information of such predecessor entities for periods prior to June 2015 have been omitted from the audited financial statements Quest Energy presented herein.

Response:  The statement, “Quest Energy, Inc. was formerly known as Quest Energy Corporation which was founded in 2002” is a factually false statement.  Quest Energy Corporation does not meet the criteria for consolidation with Quest Energy Inc.

Upon evaluation of acquisitions made, it was determined in accordance with ASC 805-10-55 that the acquisitions were those of assets and not a continuing business.

Asset Retirement Obligations (ARO)-Reclamation, page 11

6.  In light of the nature of the Dean Mining acquisition and the magnitude of the assumed Dean Mining asset retirement obligation, tell us your consideration of the disclosure guidance provided by ASC 410-30-50.

Response:  The entirety of ASC 410 was considered when establishing the ARO to be booked in conjunction with the above referenced transaction.  The ARO assumed in the

AMERICAN RESOURCES CORPORATION   •   www.AmericanResourcesCorp.comP.O. BOX 606   •   FISHERS, IN   •   46038INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK

transaction falls within ASC 410-20 and not ASC 410-30.  Guidance will be re-evaluated and included as needed in to be filed amended 8-k.

Note 3 -Notes Payable

Seller Note-Deane, page 13

7.  Clarify whether you are currently in default of your promissory note payable to Rhino Energy, LLC.  Tell us and disclose the collateral or other forms of security, if any, you provided to Rhino Energy in support of this loan and, as applicable, the nature and extent of Rhino Energy's forbearance.

Response:  The note is not in default according to the terms of the note.  All collateral to the note has been disclosed in the footnotes to the consolidated financial statements.

Note 5 -Management Agreement, page 14

8.  Tell us how you accounted for and determined the values of the mining rights retained and the reclamation liabilities assumed in ERC Mining Indiana Corp. (ERC)'s agreement with LC Energy Operations, LLC.

Response:  ERC Mining Indiana Corp entered into a management agreement with LC Energy Operations, LLC.  As such, LC Energy Operations, LLC continued to hold the economic benefit and obligations of the leases.

Note 7 -Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 15

9.  Please expand your fair value disclosure, pursuant to ASC 820-10-50 to fully address assets and liabilities measured at fair value, such as your asset retirement obligations.

Response:  We will evaluate need for additional disclosures and expand where applicable and include as necessary in the to be filed 8-K.

Form 8-K, Filed June 2, 2017

10.  We note the disclosure in your Form 8-K that you completed a reverse stock split by means of a written consent.  Pursuant to Rule 14c-2, the taking of corporate action by the written consent of security holders requires the filing of a preliminary information statement on Schedule 14C.  Please confirm that you will comply with this requirement in connection with any applicable future corporate actions.

AMERICAN RESOURCES CORPORATION   •   www.AmericanResourcesCorp.comP.O. BOX 606   •   FISHERS, IN   •   46038INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK

Response:  We acknowledge this comment and hereby confirm that we will comply with the Rule 14c-2 requirements in connection with any applicable future corporate actions.

We appreciate the opportunity to respond to the staff’s comments in your letter of June 20, 2017, and look forward to working with you and your colleagues to bring our filings current.

Sincerely,

AMERICAN RESOURCES CORPORATION

/s/:  Mark C. Jensen

Mark C. Jensen, Chief Executive Officer

AMERICAN RESOURCES CORPORATION   •   www.AmericanResourcesCorp.comP.O. BOX 606   •   FISHERS, IN   •   46038INDIANA   •   KENTUCKY   •   ST. CROIX   •   NEW YORK